FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For July 18, 2007

Commission File Number 0- 50822

NORTHWESTERN MINERAL VENTURES INC.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

This Form 6-K consists of:

“Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) and UraMin Inc. (TSX: UMN; AIM: UMN) have successfully completed an initial drill program on the highly prospective Irhazer and In Gall concessions in Niger. A total of 15 mud rotary holes covering 8,763 feet (2,671 meters) were drilled to test potential near-surface uranium mineralization in the vicinity of radioactive structural domes, which were discovered during earlier ground exploration. These buried sandstone units are known for hosting economic mineralization at the nearby Azelik and Imouraren ore bodies.

“The successful completion of this preliminary drill program marks a significant milestone for us in Niger,” said Marek J. Kreczmer, President and CEO of Northwestern and Managing Director and CEO of the Joint Venture Company. “We have documented widely spaced, high-grade uranium values from rock chip samples at Irhazer and In Gall and the drill results should provide us with additional insight into the uranium mineralization at shallow depths. We look forward to continued exploration and to additional drilling, which is scheduled to commence after Niger’s rainy season.”

Ian Stalker, Executive Deputy Chairman of the Joint Venture Company, said, “We are very pleased to have completed the initial drill program in Irhazer and In Gall; these are prospective licence areas and we will be announcing the results of the tests as soon as is practicable. The progress made to date with the exploration program demonstrates how well the joint venture between UraMin and Northwestern is working. Both companies have reputations for being prepared to invest in order to fast-track developments.”

Joint Venture Property Portfolio

The Joint Venture Company boasts eight uranium properties -- known as Irhazer, In Gall, Kamas 1 to 4, and Dabala 3 and 4 -- covering a total of 1,673,644 acres (6,773 square kilometers).

Irhazer and In Gall have returned uranium values ranging from 0.22% U3O8 to 1.0% U3O8 from five surface rock samples collected from outcrops, as reported in a Northwestern Mineral Ventures press release on May 29, 2007. These samples were submitted for re-analysis after they exceeded the detection limits of uranium tests routinely used to analyze samples from Niger. Producing mines and deposits in Niger typically grade from 0.1% to 0.42% U3O8, with the highest grades being mined at greater depths.

Kamas 1 to 4 and Dabala 3 and 4 are adjacent and situated along the proven Arlit fault, north of a successful uranium-producing mine.

The formation of the new corporation and completion of the transactions are subject to review and approval in the Republic of Niger, as well as the receipt of all applicable regulatory approvals (including the approval of the TSX Venture Exchange) and a favorable fairness opinion.

Quality Assurance

Each drill hole has been logged using a Robertson down-hole geophysical probe. Rock chip samples representing intersection lengths of 3.28 feet (1.0 meter) were selected in the mineralized zones identified by the down-hole probe and will be sent to SGS Laboratory in Ouagadougou, Burkina Faso for preparation. Laboratory analysis will be conducted by SGS Lakefield Research Africa (Pty) Ltd using pressed pellet XRF. Quality analysis is carried out using Certified Reference Materials and a minimum of 10% of the samples are analyzed in duplicate. In the case of samples exceeding 2000ppm, re-analysis will be conducted by SGS using borate fusion XRF. Northwestern and SGS both maintain comprehensive and independent Quality Control/Quality Assurance programs.

Drilling was conducted by ESAFOR of Arlit, Niger. ESAFOR is one of the major drilling companies involved in uranium exploration and exploitation in Niger.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.
By: /s/ Marek Kreczmer
Marek Kreczmer
President and CEO

Date: July 18, 2007